Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Overstock.com Administrative Committee
Overstock.com 401(k) Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-203176, 333-184344, 333-160512, 333-203175, and 333-123540) on Form S-8 of Overstock.com, Inc. of our report dated June 12, 2020, with respect to the statements of net assets available for benefits of the Overstock.com 401(k) Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of the Overstock.com 401(k) Plan.

/s/ KPMG LLP

Salt Lake City, Utah
June 12, 2020